Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (U1040)

Offering Period: July 7, 2014—July 28, 2014

6 Year Annual Reset Coupon Buffered Note Linked to the Russell 2000® Index

Product Terms

•	6 year Annual Reset Coupon Buffered Note linked to the performance of the Russell 2000® Index.
•	If a Coupon Barrier Event does not occur, the Coupons will be paid annually in arrears at the High Coupon Rate per annum for the corresponding coupon period; if a Coupon Barrier Event does occur, the Coupons will be paid annually in arrears at the Low Coupon Rate per annum for the corresponding coupon period.
•	If the Underlying declines by more than 20%, investors should be willing to lose up to 80% of their investment, excluding Coupon Payments on the securities.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be July 29, 2014.
Settlement Date:	Expected to be July 31, 2014.
Underlying:	The Russell 2000® Index.
High Coupon Rate*:	If a Coupon Barrier Event does not occur, expected to be between [5.00-5.50]% per annum for the corresponding coupon period, calculated on a 30/360 basis.
Low Coupon Rate*:	If a Coupon Barrier Event occurs, expected to be between [1.75-2.25]% per annum for the corresponding coupon period, calculated on a 30/360 basis.
Coupon Payment Dates**:	Annually, beginning on July 31, 2015 to and including the Maturity Date.
Coupon Observation Dates**:	Annually, beginning on July 29, 2015 to and including the Valuation Date.
Coupon Barrier Levels**:	The closing level of the Underlying on the corresponding Coupon Barrier Level Event Date.
Coupon Barrier Level Event Dates**:	Annually, beginning on the Trade Date to an including July 29, 2019.
Coupon Barrier Event:	Occurs with respect to a coupon period if, on the corresponding Coupon Observation Date, the closing level of the Underlying is less than the corresponding Coupon Barrier Level.
Buffer Amount:	20%
Initial Level:	The closing level on the Trade Date.
Final Level:	The closing level on the Valuation Date.
Redemption Amount:	Principal Amount x (1 + Underlying Return).
Underlying Return:	If (a) the Final Level is equal to or greater than the Initial Level, zero; (b) the Final Level is less than the Initial Level by not more than the Buffer Amount, zero; (c) the Final Level is less than the Initial Level by more than the Buffer Amount, [(Final Level – Initial Level) / Initial Level] + Buffer Amount.
Valuation Date:	July 29, 2020
Maturity Date:	July 31, 2020
CUSIP:	22547QQH2

*To be determined on the Trade Date.

** Please see the accompanying pricing supplement for the specific dates.

Certain Product Characteristics

•	The Buffer Amount is expected to be 20%.*

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	-10%	$900
-40%	-20%	$800
-50%	-30%	$700
(1)	Does not include any coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 80% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Level is less than the Initial Level by more than the Buffer Amount. In such case, you will be exposed to any depreciation in the Underlying beyond the Buffer Amount.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent coupon, if any, at maturity.
•	If a Coupon Barrier Event occurs on an Observation Date, the Low Coupon Rate will apply to the corresponding coupon period.

(See "Additional Risk Considerations" on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: July 7, 2014—July 28, 2014

6 Year Annual Reset Coupon Buffered Note Linked to the Russell 2000® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 7, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: http://www.sec.gov/Archives/edgar/data/1053092/000095010314004751/dp47757_424b2-u1040.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.